Mega Matrix Inc.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

January 13, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mega Matrix Inc.
Registration Statement on Form F-3 (No. 333-290026)

Request for Acceleration
	Requested Date:	January 15, 2026
	Requested Time:	5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, Mega Matrix Inc., hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333-290026) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on January 15, 2026, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel John P. Yung at (916) 646-8288 or Daniel Eng at (415) 262-8508.

Very Truly Yours,
Mega Matrix, Inc.

By:	/s/ Yucheng Hu
Name:	Yucheng Hu
Title:	CEO